September 16, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Anuja A. Majmudar
        Karina Dorin
Re:    SEC Comment Letter dated September 12, 2022
Stericycle, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Response dated August 31, 2022
File No. 001-37556
Dear Mses. Majmudar and Dorin:
Stericycle, Inc. (the “Company”) acknowledges receipt of the comment letter dated September 12, 2022 (the “Comment Letter”) from the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the year ended December 31, 2021. As discussed via telephone between Ms. Dorin and Faegre Drinker Biddle & Reath LLP, our outside counsel, the Company hereby respectfully requests an extension until October 10, 2022 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the SEC no later than October 10, 2022.
If you should have any questions regarding the request made herein, please do not hesitate to contact W. Morgan Burns of Faegre Drinker Biddle & Reath LLP at (612) 766-7136. Thank you very much for your courtesy and cooperation in this matter.
Sincerely,
/s/ Janet H. Zelenka
Janet H. Zelenka
Executive Vice President, Chief Financial Officer
and Chief Information Officer

US.352477689.02